Exhibit 4.4
THIRD AMENDMENT TO RIGHTS AGREEMENT
          This THIRD AMENDMENT TO RIGHTS AGREEMENT dated November 14, 2006 (the “Third Amendment”), is between Newell Rubbermaid Inc. (f/k/a Newell Co.), a Delaware corporation (the “Corporation”), and Computershare Investor Services, LLC, a Delaware limited liability company.
          WHEREAS, the Corporation and EquiServe Trust Company, N.A. (f/k/a First Chicago Trust Company of New York, a New York corporation, “EquiServe”) entered into a certain Rights Agreement, dated as of August 6, 1998 (as amended, the “Rights Agreement”), under which First Chicago Trust Company of New York was named the “Rights Agent” (as such term is defined in the Rights Agreement); and
          WHEREAS, the Corporation and The Bank of New York, a New York banking corporation (“The Bank of New York”) entered into a First Amendment to Rights Agreement, dated as of September 29, 2003 (the “First Amendment”), under which The Bank of New York was named the “Rights Agent”; and
          WHEREAS, the Corporation and Computershare Investor Services, LLC entered into a Second Amendment to Rights Agreement, dated as of August 22, 2006 (the “Second Amendment”), under which Computershare Investor Services, LLC was named the “Rights Agent”; and
          WHEREAS, the Corporation has duly authorized the execution and delivery of this Third Amendment and has done all things necessary to make this Third Amendment a valid agreement of the Corporation. This Third Amendment is entered into pursuant to Section 28 of the Rights Agreement, as amended.
          NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
     1. Amendment to the Definition of “Final Expiration Date”. In accordance with Section 28 of the Rights Agreement, as amended, the phrase “(i) October 31, 2008 (the “Final Expiration Date”)” contained in Section 7(a) of the Rights Agreement is hereby deleted in its entirety and replaced with the following phrase in Section 7(a) of the Rights Agreement: “(i) November 30, 2006 (the “Final Expiration Date”)”.
     2. Authority. The execution and delivery of this Third Amendment has been duly and validly authorized and approved by each of the parties hereto, and no other proceedings (corporate or otherwise) on the part of the parties hereto are necessary to authorize this Third Amendment. This Third Amendment has been duly and validly executed and delivered by each of the parties hereto and constitutes a valid and binding agreement of such parties, enforceable against each of them in accordance with its terms.

     3. Governing Law. This Third Amendment shall be governed by and construed in accordance with Delaware law.
     4. Counterparts. This Third Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
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          IN WITNESS WHEREOF, the Corporation and Computershare Investor Services, LLC have caused this Third Amendment to Rights Agreement to be duly executed and their respective corporate seals to be hereunto affixed and attested, as of the date first written above.

Attest:
By:	/s/ Bradford R. Turner
	Name:	Bradford R. Turner
	Title:	Assistant Secretary

NEWELL RUBBERMAID INC.
By:	/s/ Dale L. Matschullat
	Name:	Dale L. Matschullat
	Title:	Vice President -- General Counsel and Corporate Secretary

Attest:
By:	/s/ Colleen Shea-Keating
	Name:	Colleen Shea-Keating
	Title:	Director

COMPUTERSHARE INVESTOR SERVICES, LLC
By:	/s/ Dennis V. Moccia
	Name:	Dennis V. Moccia
	Title:	Managing Director

[Third Amendment to Rights Agreement Signature Page]